SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 1, 2020

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, March 31, 2020 regarding “Ericsson’s Annual General Meeting 2020”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: April 1, 2020

PRESS RELEASE March 31, 2020

Ericsson’s Annual General Meeting 2020

Telefonaktiebolaget LM Ericsson’s (NASDAQ:ERIC) Annual General Meeting (AGM) was held on March 31, 2020 in Kista/Stockholm.

Dividend

The proposed dividend of SEK 1.50 per share was approved by the AGM. The dividend will be paid in two equal installments; SEK 0.75 per share with the record date Thursday, April 2, 2020, and SEK 0.75 per share with the record date Friday, October 2, 2020. Euroclear Sweden AB is expected to disburse SEK 0.75 per share on Tuesday, April 7, 2020, and SEK 0.75 per share on Wednesday, October 7, 2020.

Adoption of the Profit and Loss Statements and the Balance Sheets

The AGM resolved to adopt the Profit and Loss Statement and the Balance Sheet for the Parent Company as well as the Consolidated Profit and Loss Statement and the Consolidated Balance Sheet for the Group for 2019.

Discharge from liability

The members of the Board of Directors and the President were discharged from liability for the financial year 2019.

Board of Directors

The AGM elected Board members in accordance with the proposal of the Nomination Committee. Ronnie Leten was re-elected as Chair of the Board and Jon Fredrik Baksaas, Jan Carlson, Nora Denzel, Börje Ekholm, Eric A. Elzvik, Kurt Jofs, Ronnie Leten, Kristin S. Rinne, Helena Stjernholm and Jacob Wallenberg were re-elected as Board members. It was also noted that the unions have appointed Torbjörn Nyman, Kjell-Åke Soting and Roger Svensson employee representatives in the Board with Per Holmberg, Anders Ripa and Loredana Roslund as deputies.

Board of Directors’ Fees

The AGM resolved on fees to the Board of Directors, in accordance with the Nomination Committee’s proposal. Yearly fee to the Chair of

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PRESS RELEASE March 31, 2020

the Board of SEK 4,075,000, and fees to other non-employee members of the Board, elected by the AGM, of SEK 1,020,000 each. Fees for Committee work to non-employee members of the Committees, elected by the AGM, were approved as follows: SEK 400,000 to the Chair of the Audit and Compliance Committee and SEK 250,000 to each of the other members of the Audit and Compliance Committee, SEK 200,000 to each of the Chairs of the Finance Committee, the Remuneration Committee and the Technology and Science Committee, and SEK 175,000 to each of the other members of the Finance Committee, the Remuneration Committee and the Technology and Science Committee.

The AGM approved the Nomination Committee’s proposal to enable payment of part of the fees to the members of the Board for the Board assignment, in the form of synthetic shares.

Auditor

The AGM elected Deloitte AB as new auditor for the period up until the end of the AGM 2021.

Guidelines for remuneration to Group Management

The AGM resolved to approve the guidelines for remuneration to Group Management, in accordance with the Board of Directors’ proposal.

Long-Term Variable Compensation Program (LTV)

Long-Term Variable compensation program 2020 (LTV 2020)

In accordance with the Board of Directors’ proposals, the AGM resolved on implementation of LTV 2020 for the members of the Executive Team (currently 15 individuals), comprising a maximum of 2.5 million B-shares in Ericsson. Awards of “Performance Share Awards” will be granted free of charge entitling the participant to receive a number of shares, free of charge, following the expiration of a three-year period, provided that certain performance conditions are met and that the participant retains his or her employment. The performance conditions are based on TSR (total shareholder return) development during a three-year period (absolute TSR-development and relative TSR-development) and a one-year group operating income target for 2020. All targets have a three-year vesting period. The Company has approximately 3.3 billion shares in issue. The 2.5 million B shares covered by LTV 2020 correspond to approximately 0.1 percent of the total number of outstanding shares.

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PRESS RELEASE March 31, 2020

Furthermore, the AGM resolved to approve the Board of Directors’ proposal to hedge the company’s undertakings under LTV 2020 through an equity swap agreement with a third party.

Transfer of treasury stock for previously resolved LTV programs

The AGM resolved to approve the Board of Directors’ proposal on transfer of no more than 4.4 million treasury shares to employees under the previously resolved and ongoing Long-Term Variable Compensation Programs 2018 (“LTV 2018”) and 2019 (“LTV 2019”) and no more than 1.6 million treasury shares on an exchange to cover certain expenses, mainly social security charges in relation to LTV 2018 and LTV 2019.

The AGM resolved to approve the Board of Directors’ proposal on transfer of not more than 4,471,700 shares of series B on Nasdaq Stockholm prior to the AGM 2021 to cover certain expenses, mainly social security charges, which may occur in relation to previously resolved and ongoing LTV programs; LTV 2016 and LTV 2017.

NOTES TO EDITORS:

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About Ericsson

Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world. The Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

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